(As filed with the Securities and Exchange Commission on July 18, 2005)

                                                               File No. 70-10307

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

       -------------------------------------------------------------------

                                   FORM U-1/A

                                 AMENDMENT NO. 2
                                       TO
                             APPLICATION/DECLARATION
                                      UNDER
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                                FirstEnergy Corp.
                               Ohio Edison Company
                   The Cleveland Electric Illuminating Company
                            The Toledo Edison Company
                           Pennsylvania Power Company
                              76 South Main Street
                                Akron, Ohio 44308

                  (Names of companies filing this statement and
                     address of principal executive offices)

     ----------------------------------------------------------------------

                                FIRSTENERGY CORP.

          (Name of top registered holding company parent of applicants)

     ----------------------------------------------------------------------

              Leila L. Vespoli               Douglas E. Davidson, Esq.
          Senior Vice President and           Thelen Reid & Priest LLP
               General Counsel                    875 Third Avenue
              FirstEnergy Corp.               New York, New York 10022
            76 South Main Street
              Akron, Ohio 44308

                   (Names and addresses of agents for service)

       -------------------------------------------------------------------

          The Application/Declaration filed in this proceeding on May 23, 2005, as previously amended and restated in its entirety by Amendment No. 1, filed on June 7, 2005, is hereby further amended and restated in its entirety to read as follows:

ITEM 1.   DESCRIPTION OF PROPOSED TRANSACTIONS
          ------------------------------------

          1.1  Introduction.
               ------------

          FirstEnergy Corp., an Ohio corporation ("FirstEnergy"), is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act")./1/ FirstEnergy directly owns all of the outstanding common stock of Ohio Edison Company ("Ohio Edison"), The Cleveland Electric Illuminating Company ("Cleveland Electric"), and The Toledo Edison Company ("Toledo Edison"), and indirectly through Ohio Edison owns all of the outstanding common stock of Pennsylvania Power Company ("Penn Power")./2/ Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison are referred to herein as the "Utility Subsidiaries." FirstEnergy and the Utility Subsidiaries are referred to herein as the "Applicants."

          Ohio Edison was organized under the laws of the State of Ohio in 1930 and owns property and does business as an electric public utility in that state. Ohio Edison also has ownership interests in certain generating facilities located in the Commonwealth of Pennsylvania. Ohio Edison engages in the generation, distribution and sale of electric energy to communities in a 7,500 square mile area of central and northeastern Ohio having a population of approximately 2.8 million.

          Ohio Edison owns all of Penn Power's outstanding common stock. Penn Power was organized under the laws of the Commonwealth of Pennsylvania in 1930 and owns property and does business as an electric public utility in that state. Penn Power is also authorized to do business and owns property in the State of Ohio. Penn Power furnishes electric service to communities in a 1,500 square mile area of western Pennsylvania having a population of approximately 300,000.

          Cleveland Electric was organized under the laws of the State of Ohio in 1892 and does business as an electric public utility in that state. Cleveland Electric engages in the generation, distribution and sale of electric energy in an area of approximately 1,700 square miles in northeastern Ohio having a population of approximately 1.9 million. It also has ownership interests in certain generating facilities located in Pennsylvania.

----------

1 See FirstEnergy Corp., Holding Co. Act Release No. 27459 (Oct. 29, 2001), as supplemented by Holding Co. Act Release No. 27463 (Nov. 8, 2001) (the "Merger Order").

2 FirstEnergy's other public utility subsidiaries are Jersey Central Power & Light Company, Pennsylvania Electric Company, Metropolitan Edison Company, York Haven Power Company, The Waverly Electric Power & Light Company and American Transmission Systems, Incorporated. These companies are not applicants in this proceeding.

          Toledo Edison was organized under the laws of the State of Ohio in 1901 and does business as an electric public utility in that state. Toledo Edison engages in the generation, distribution and sale of electric energy in an area of approximately 2,500 square miles in northwestern Ohio having a population of approximately 800,000. It also has interests in certain generating facilities located in Pennsylvania.

          Filed herewith as Exhibit H is a table showing the components of consolidated capitalization as of March 31, 2005, of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison.

          The Applicants are requesting authorization herein for certain transactions that are related to the sale of their respective interests in certain fossil-fuel and hydroelectric generating facilities owned by the Utility Subsidiaries to FirstEnergy Generation Corp. ("FE GenCo"), which is a direct wholly-owned subsidiary of FirstEnergy Solutions Corp. ("FE Solutions") and an indirect subsidiary of FirstEnergy. FE GenCo is an "exempt wholesale generator" ("EWG") under Section 32 of the Act. These asset transfers are in furtherance of FirstEnergy's Ohio and Pennsylvania corporate separation plans, which were described in FirstEnergy's Application/Declaration for authorization to merge with GPU, Inc. ("GPU").

          1.2  Description of Generating Facilities to be Transferred by the
               -------------------------------------------------------------
Utility Subsidiaries.
--------------------

          The Utility Subsidiaries own, individually or together as tenants in common, interests in the following fossil-fuel and hydroelectric generating plants:/3/

--------------------------------------------------------------------------------
      Plant                  Location         MW             Ownership %
--------------------------------------------------------------------------------
Ashtabula 5              Ashtabula, OH        244      Cleveland Electric 100%
--------------------------------------------------------------------------------
Bay Shore 1-4            Toledo, OH           631      Toledo Edison 100%
Bay Shore Peaking                             17
--------------------------------------------------------------------------------
R.E. Burger 3-5          Shadyside, OH        406      Ohio Edison 100%
--------------------------------------------------------------------------------
R.E. Burger Peaking      Shadyside, OH         7       Ohio Edison 85.6%
                                                       Penn Power 14.4%
--------------------------------------------------------------------------------
Eastlake 1-5             Eastlake, OH        1,233     Cleveland Electric 100%
Eastlake Peaking                              29
--------------------------------------------------------------------------------
Lakeshore 18             Cleveland, OH        245      Cleveland Electric 100%
Lakeshore Peaking                              4
--------------------------------------------------------------------------------

----------

3 The Utility Subsidiaries do not propose to transfer their remaining percentage ownership interests in certain fossil-fuel units that are not now being leased by FE GenCo, as described in Item 1.3 below.


                                       3


--------------------------------------------------------------------------------
Bruce Mansfield 1        Shippingport, PA     780      Ohio Edison 60%
                                                       Penn Power 33.5%
--------------------------------------------------------------------------------
Bruce Mansfield 2        Shippingport, PA     780      Ohio Edison 43.06%
                                                       Penn Power 9.36%
                                                       Cleveland Electric 1.68%
--------------------------------------------------------------------------------
Bruce Mansfield 3        Shippingport, PA     800      Ohio Edison 49.34%
                                                       Penn Power 6.28%
--------------------------------------------------------------------------------
W.H. Sammis 1-6          Stratton, OH        1,620     Ohio Edison 100%
--------------------------------------------------------------------------------
W.H. Sammis 7            Stratton, OH         600      Ohio Edison 48%
                                                       Penn Power 20.8%
                                                       Cleveland Electric 31.2%
--------------------------------------------------------------------------------
W.H. Sammis Peaking      Stratton, OH         13       Ohio Edison 85.6%
                                                       Penn Power 14.4%
--------------------------------------------------------------------------------
Edgewater Peaking        Lorain, OH           48       Ohio Edison 86%
                                                       Penn Power 14.0%
--------------------------------------------------------------------------------
Richland Peaking 1-3     Defiance, OH         42       Toledo Edison 100%
--------------------------------------------------------------------------------
Seneca                   Warren, PA           435      Cleveland Electric 100%
--------------------------------------------------------------------------------
West Lorain              Lorain, OH           120      Ohio Edison 100%
Peaking Unit 1
--------------------------------------------------------------------------------
Mad River Peaking        Springfield, OH      60       Ohio Edison 85.6%
                                                       Penn Power 14.4%
--------------------------------------------------------------------------------
Stryker Peaking          Springfield, OH      18       Toledo Edison 100%
--------------------------------------------------------------------------------

          1.3  Sale of Fossil and Hydroelectric Plants to FirstEnergy Generation
               -----------------------------------------------------------------
Corp.
-----

          Currently, the Utility Subsidiaries lease all of the fossil and hydroelectric generating plants listed in the table above to FE GenCo, which, as indicated, has previously been certified by the Federal Energy Regulatory Commission ("FERC") as an EWG./4/ FE GenCo leases and operates these plants pursuant to the terms of a Master Facility Lease ("Master Lease"), dated as of January 1, 2001 (incorporated herein by reference as Exhibit B-1). The Master Lease, which became effective on January 1, 2001, and has a term of twenty years, was intended as the first step in the eventual transfer of ownership of the leased plants to FE GenCo. Pursuant to Section 12 of the Master Lease, FE GenCo has an option to purchase the leased generating plants for the purchase

----------

4 FE GenCo was approved by the FERC as an EWG on April 6, 2001. FirstEnergy Generation Corp., 95 FERC P. 62,018 (2001).

price per unit listed in Exhibits A through D to the Master Lease. The purchase price for each unit is equal to its fair value as of December 31, 2000. Section 12 of the Master Lease further provides that, upon exercise of the purchase option, FE GenCo may pay the purchase price either in cash or by executing a promissory note, secured by a lien on the transferred assets.

          Each of the Utility Subsidiaries and FE GenCo has entered into a Fossil Purchase and Sale Agreement ("Fossil PSA"), filed herewith as Exhibits B-2 through B-5. Under the Fossil PSAs, FE GenCo has agreed to purchase each Utility Subsidiary's fossil units (and, in the case of Cleveland Electric, one hydroelectric generating facility), and to assume certain liabilities relating to the purchased units, for an amount equal to the aggregate purchase price for all units owned by the selling Utility Subsidiary, as set forth in Exhibits A through D of the Master Lease, as follows: Ohio Edison - $980 million; Penn Power - $125 million; Cleveland Electric - $408 million; and Toledo Edison - $88 million. As consideration for the purchased units, FE GenCo will deliver to the selling Utility Subsidiary its secured promissory note ("FE GenCo Note"), filed herewith as Exhibits B-10 through B-13. Each FE GenCo Note will be secured by a lien on the units purchased, bear interest at a rate per annum based on the average weighted cost of long-term debt of the Utility Subsidiary to which the FE GenCo Note is issued, and mature twenty years after the date of issuance. FE GenCo may prepay the FE GenCo Note at any time, in whole or in part, without penalty.

          Exhibit I hereto shows the calculation of the average weighted cost of long-term debt of each of the Utility Subsidiaries as of March 31, 2005. The actual interest rate on the FE GenCo Notes will be calculated in the same manner as of the end of the quarter next preceding the closing date.

          Under each Fossil PSA, FE GenCo has also agreed that, upon request of the selling Utility Subsidiary, it will assume the selling Utility Subsidiary's liabilities and obligations with respect to certain outstanding pollution control revenue bonds ("PCRBs") that were issued to finance pollution control equipment related to the purchased plants./5/ If PCRB obligations are assumed by FE GenCo at or prior to closing, then the principal amount thereof will reduce the principal amount of the applicable FE GenCo Note delivered by FE GenCo at closing. If FE GenCo assumes PCRB obligations after closing, the principal amount so assumed will represent a payment of principal on the applicable FE GenCo Note delivered at closing.

ITEM 2.   FEES, COMMISSIONS AND EXPENSES
          ------------------------------

          The fees, commissions and expenses incurred or to be incurred in connection with the preparation and filing of this Application/Declaration are not expected to exceed $40,000.

----------

5 Currently, the Utility Subsidiaries have outstanding obligations in respect of PCRBs in approximately the following principal amounts: Ohio Edison - $471 million; Penn Power - $63 million; Cleveland Electric - $362 million; and Toledo Edison - $69 million.

ITEM 3.   APPLICABLE STATUTORY PROVISIONS
          -------------------------------

          3.1  General.
               -------

          Sections 9(a), 10, and 12(b) of the Act and Rule 45 thereunder are applicable to the proposed acquisition by the Utility Subsidiaries of the FE GenCo Notes. The transfer of the fossil and hydroelectric plants to FE GenCo, which is EWG, will be exempt under Section 32(c)(B) of the Act, assuming that the requisite findings under Section 32(c) have been made by the Public Utilities Commission of Ohio ("PUCO"), Pennsylvania Public Utility Commission ("PPUC"), New Jersey Board of Public Utilities ("NJBPU") and New York Public Service Commission ("NYPSC").

          3.2  Rules 53 and 54.
               ---------------

          Under Rule 53(a), the Commission shall not make certain specified findings under Sections 7 and 12 in connection with a proposal by a holding company to issue securities for the purpose of acquiring the securities of or other interest in an EWG, or to guarantee the securities of an EWG, if each of the conditions in paragraphs (a)(1) through (a)(4) thereof are met, provided that none of the conditions specified in paragraphs (b)(1) through (b)(3) of Rule 53 exists. Rule 54 provides that the Commission shall not consider the effect of the capitalization or earnings of subsidiaries of a registered holding company that are EWGs or "foreign utility companies" ("FUCOs") in determining whether to approve other transactions if Rule 53(a), (b) and (c) are satisfied.

         FirstEnergy currently meets all of the conditions of Rule 53(a), except for clause (1). Under the Merger Order and the 2003 Financing Order, the Commission, among other things, authorized FirstEnergy to invest in EWGs and FUCOs so long as FirstEnergy's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs does not exceed $5 billion, which $5 billion amount is greater than the amount which would be permitted by clause (1) of Rule 53(a) which, based on FirstEnergy's "consolidated retained earning," also as defined in Rule 53(a)(1), of $1.9 billion as of March 31, 2005, would be $950 million. The Merger Order and the 2003 Financing Order also specify that this $5 billion amount may include amounts invested in EWGs and FUCOs by FirstEnergy and GPU, Inc. ("GPU") at the time of the Merger Order ("Current Investments") and amounts relating to possible transfers to EWGs of certain generating facilities owned by certain of FirstEnergy's operating utilities ("GenCo Investments"). FirstEnergy has made the commitment that through December 31, 2005, its aggregate investment in EWGs and FUCOs other than the Current Investments and GenCo Investments ("Other Investments") will not exceed $1.5 billion (the "Modified Rule 53 Test"). Under the Merger Order and 2003 Financing Order, the Commission reserved jurisdiction over Other Investments that exceed such $1.5 billion amount.

          As of March 31, 2005, FirstEnergy's aggregate investment in EWGs and FUCOs was approximately $1 billion,/6/ an amount significantly below the $5 billion amount authorized in the Merger Order. On a pro forma basis, taking into account the sale of the fossil-fuel and hydroelectric units to FE GenCo, FirstEnergy's "aggregate investment" in EWGs and FUCOs as of March 31, 2005 would be approximately $2.6 billion, which is still below the $5 billion threshold authorized under the Merger Order and 2003 Financing Order. Additionally, as of March 31, 2005, FirstEnergy's consolidated retained earnings were $1.9 billion. By way of comparison, FirstEnergy's consolidated retained earnings as of December 31, 2001 were $1.52 billion.

          In any event, even taking into account the capitalization of and earnings from EWGs and FUCOs in which FirstEnergy currently has an interest, there would be no basis for the Commission to withhold approval of the transactions proposed herein. With respect to capitalization, since the date of the Merger Order, there has been no material adverse impact on FirstEnergy's consolidated capitalization resulting from FirstEnergy's investments in EWGs and FUCOs. As of March 31, 2005, FirstEnergy's consolidated capitalization consisted of 43.4% common equity, 1.2% cumulative preferred stock, 53.8% long-term debt and 1.6% notes payable. As of December 31, 2001, those ratios were as follows:
30.3% common equity, 3.1% cumulative preferred stock, 2.2% subsidiary-obligated mandatorily redeemable preferred securities, 60.9% long term debt and 3.5% notes payable. Additionally, the proposed transactions will not have any impact on FirstEnergy's consolidated capitalization. Further, since the date of the Merger Order, FirstEnergy's investments in EWGs and FUCOs have contributed positively to its level of earnings, other than for the negative impact on earnings due to FirstEnergy's writedowns of its investments in Avon Energy Partners Holdings ("Avon") and GPU Empresa Distribuidora Electrica Regional S.A. ("Emdersa")./7/

----------

6 This $1 billion amount represents Current Investments only. As of March 31, 2005, FirstEnergy had no GenCo Investments.

7 At the time of the Merger Order, FirstEnergy identified certain former GPU EWG and FUCO investments for divestiture within one year. Among those identified were Avon, a holding company for Midlands Electricity plc, an electric distribution business in the United Kingdom and Emdersa and affiliates, an electric distribution business in Argentina. In May 2002, FirstEnergy sold 79.9% of its interest in Avon, and in the fourth quarter of 2002, recorded a $50 million charge ($32.5 million net of tax) to reduce the carrying value of its remaining 20.1% interest. The remaining 20.1% interest in Avon was sold on January 16, 2004. Through 2002, FirstEnergy was unsuccessful in divesting GPU's former Argentina operations and made the decision to abandon its interest in Emdersa in early 2003. On April 18, 2003, FirstEnergy divested its ownership in Emdersa through the abandonment of its shares in Emdersa's parent company. FirstEnergy included in discontinued operations Emdersa's net income of $7 million and a $67 million charge for the abandonment in the second quarter of 2003. An after-tax loss of $87 million (including $109 million in currency transaction losses arising principally from U.S. dollar denominated debt) was included in discontinued operations in 2002. In December 2003, Emdersa Guaracachi S. A. ("EGSA"), GPU Power's Bolivia subsidiary, was sold to Bolivia Integrated Energy Limited. FirstEnergy included in discontinued operations a $33 million loss on the sale of EGSA in the fourth quarter of 2003 and an operating loss for the year of $2 million. On January 30, 2004, FirstEnergy sold its 28.67% interest in Termobarranquilla S. A., Empresa de Servicios Publicos ("TEBSA") for $12 million. An impairment loss of $26 million related to TEBSA was recorded in December 2003 in Other Operating Expenses on the consolidated statement of income and no gain or loss was recognized upon the sale in 2004.

          The domestic public utility subsidiaries of FirstEnergy are financially sound companies as indicated by their investment grade ratings from the nationally recognized rating agencies for their senior secured debt. The following chart includes a breakdown of the senior, secured credit ratings for those utility subsidiaries that currently have ratings for senior, secured debt:

---------------------------------------------------------------------------
Subsidiary                   Standard & Poors/8/    Moody's/9/    Fitch/10/
---------------------------------------------------------------------------
Ohio Edison                  BBB                    Baa1          BBB+
Cleveland Electric           BBB-                   Baa2          BBB-
Toledo Edison                BBB-                   Baa2          BBB-
Penn Power                   BBB                    Baa1          BBB+
Jersey Central Power         BBB+                   Baa1          BBB+
Metropolitan Edison Co.      BBB                    Baa1          BBB+
Pennsylvania Electric Co.    BBB                    Baa1          BBB+
---------------------------------------------------------------------------

          FirstEnergy satisfies all of the other conditions of paragraphs (a) and (b) of Rule 53. With respect to Rule 53(a)(2), FirstEnergy maintains books and records in conformity with, and otherwise adheres to, the requirements thereof. With respect to Rule 53(a)(3), no more than 2% of the employees of FirstEnergy's domestic public utility companies render services, at any one time, directly or indirectly, to EWGs or FUCOs in which FirstEnergy directly or indirectly holds an interest. With respect to Rule 53(a)(4), FirstEnergy will continue to provide a copy of each application and certificate relating to EWGs and FUCOs and relevant portions of its Form U5S to each regulator referred to therein, and will otherwise comply with the requirements thereof concerning the furnishing of information. With respect to Rule 53(b), none of the circumstances enumerated in subparagraphs (1), (2) and (3) thereunder have occurred.

ITEM 4.   REGULATORY APPROVALS
          --------------------

          As described in Item 1 above, the Utility Subsidiaries are seeking the requisite findings under Section 32(c) of the Act from the PUCO, PPUC, NJBPU and NYPSC in order or for the transferred fossil-fuel and hydroelectric plants to be considered "eligible facilities."/11/ Penn Power is also seeking approval from the PPUC for the proposed transactions under Pennsylvania's affiliated interest

----------

8    Standard & Poor's Rating Services

9    Moody's Investors Service, Inc.

10   Fitch, Inc.

11 The FERC has previously authorized the Utility Subsidiaries to transfer the fossil and hydroelectric plants to FE GenCo. Under the FERC order, the exercise of the purchase option under the Master Lease must occur prior to January 1, 2006. See FirstEnergy Corp., et al., 94 FERC P. 61,179 (2001).

statute. (See Exhibits D-1 and D-3.) No other state or federal commission or agency, other than this Commission, has jurisdiction over the transactions for which authorization is sought in this Application/Declaration.

ITEM 5.   PROCEDURE
          --------

          It is requested that the Commission issue a notice of filing of this Application/Declaration as soon as practicable and an order approving the proposed transactions proposed herein as soon as the Commission's rules allow following the end of the notice period, but in any event, no later than October 14, 2005. The Applicants further request that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. The Applicants submit that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the proposed transactions and that the Division of Investment Management may assist with the preparation of the Commission's decision and/or order in this matter unless the Division of Investment Management opposes the matters covered hereby.

ITEM 6.   EXHIBITS AND FINANCIAL STATEMENTS
          ---------------------------------

          (a)   EXHIBITS.
                --------

          A     None.

          B-1 Master Facility Lease, dated as of January 1, 2001, between Ohio Edison Company, Pennsylvania Power Company, The Cleveland Electric Illuminating Company, and The Toledo Edison Company, as lessors, and FirstEnergy Generation Corp., as lessee (incorporated by reference to Exhibit 10-147 to the Annual Report on Form 10-K of Ohio Edison Company for the year ended December 31, 2004, File No. 1-2578).

          B-2 Fossil Purchase and Sale Agreement by and between Ohio Edison Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

          B-3   Fossil Purchase and Sale Agreement by and between
                Pennsylvania Power Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

          B-4 Fossil Purchase and Sale Agreement by and between The Cleveland Electric Illuminating Company, as Seller, and FirstEnergy Generation Corp., as Purchaser (previously filed).

          B-5 Fossil Purchase and Sale Agreement by and between The Toledo Edison Company, as Seller, and FirstEnergy
                Generation Corp., as Purchaser (previously filed).

          B-6   Previously filed exhibit hereby withdrawn.

          B-7   Previously filed exhibit hereby withdrawn.

          B-8   Previously filed exhibit hereby withdrawn.

          B-9   Previously filed exhibit hereby withdrawn.

          B-10  Form of Ohio Edison Fossil Note (previously filed).

          B-11  Form of Penn Power Fossil Note (previously filed).

          B-12  Form of Cleveland Electric Fossil Note (previously filed).

          B-13  Form of Toledo Edison Fossil Note (previously filed).

          B-14  Previously filed exhibit hereby withdrawn.

          C     Not applicable.

          D-1 Application of Penn Power to Pennsylvania Public Utility Commission for Approval of Affiliated Interest Agreements (Fossil) (previously filed).

          D-2 Order of the Pennsylvania Public Utility Commission Approving Affiliated Interest Agreements (Fossil) (to be filed by amendment).

          D-3   Previously filed exhibit hereby withdrawn.

          D-4   Exhibit deleted.

          D-5 Application under Section 32(c) of the Act to the Public Utilities Commission of Ohio - Fossil Plants (previously filed).

          D-6 Order under Section 32(c) of the Act of the Public Utilities Commission of Ohio - Fossil Plants (to be filed by amendment).

          D-7 Application under Section 32(c) of the Act to the Pennsylvania Public Utility Commission - Fossil Plants (previously filed).

          D-8 Order under Section 32(c) of the Act of the Pennsylvania Public Utility Commission - Fossil Plants (to be filed by amendment).

          D-9 Application under Section 32(c) of the Act to the New York Public Service Commission - Fossil Plants (previously filed).

          D-10 Order under Section 32(c) of the Act of the New York Public Service Commission - Fossil Plants (to be filed by amendment).

          D-11 Application under Section 32(c) of the Act to the New Jersey Board of Public Utilities Commission - Fossil Plants (previously filed).

          D-12 Order under Section 32(c) of the Act of the New Jersey Board of Public Utilities Commission - Fossil Plants (to be filed by amendment).

          D-13  Previously filed exhibit hereby withdrawn.

          D-14  Exhibit deleted.

          D-15  Previously filed exhibit hereby withdrawn.

          D-16  Exhibit deleted.

          D-17  Previously filed exhibit hereby withdrawn.

          D-18  Exhibit deleted.

          D-19  Previously filed exhibit hereby withdrawn.

          D-20  Exhibit deleted.

          E     Not applicable.

          F     Opinions of counsel (to be filed by amendment).

          G     Form of Federal Register Notice (previously filed).

          H Consolidated Capitalization Ratios of FirstEnergy, Ohio Edison, Penn Power, Cleveland Electric and Toledo Edison as of March 31, 2005 (previously filed).

          I Average Weighted Cost of Long-term Debt of Utility Subsidiaries as of March 31, 2005 (previously filed).

          (b)   FINANCIAL STATEMENTS.
                --------------------

          FS-1 FirstEnergy Corp. Consolidated Balance Sheets as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to FirstEnergy Form 10-K for the period ended December 31, 2004) (File No. 333-21011).

          FS-2 Ohio Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Ohio Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-2578).

          FS-3 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-K for the period ended December 31, 2004) (File No. 1-2323).

          FS-4 The Toledo Edison Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to The Toledo Edison Company Form 10-K for the period ended December 31, 2004) (File No. 1-3583).

          FS-5 Pennsylvania Power Company Consolidated Balance Sheet as of December 31, 2004, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the year ended December 31, 2004. (Incorporated by reference to Pennsylvania Power Company Form 10-K for the period ended December 31, 2004) (File No. 1-3491).

          FS-6 FirstEnergy Corp. Consolidated Balance Sheets as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to FirstEnergy Form 10-Q for the period ended March 31, 2005) (File No. 333-21011).

          FS-7 Ohio Edison Company Consolidated Balance Sheet as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to Ohio Edison Company Form 10-Q for the period ended March 31, 2005) (File No. 1-2578).

          FS-8 The Cleveland Electric Illuminating Company Consolidated Balance Sheet as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to The Cleveland Electric Illuminating Company Form 10-Q for the period ended March 31, 2005) (File No. 1-2323).

          FS-9 The Toledo Edison Company Consolidated Balance Sheet as of March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to The Toledo Edison Company Form 10-Q for the period ended March 31, 2005) (File No. 1-3583).


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


          FS-10 Pennsylvania Power Company Consolidated Balance Sheet as of
                March 31, 2005, and Consolidated Statements of Income, Statement of Retained Earnings, and Consolidated Condensed Statements of Cash Flows for the three months ended March 31, 2005. (Incorporated by reference to Pennsylvania Power Company Form 10-Q for the period ended March 31, 2005) (File No. 1-3491).

          FS-11 Pro forma Balance Sheet of Ohio Edison Company, together with journal entries (previously filed).

          FS-12 Pro forma Balance Sheet of Pennsylvania Power Company, together with journal entries (previously filed).

          FS-13 Pro forma Balance Sheet of Cleveland Electric Illuminating
                Company, together with journal entries (previously filed).

          FS-14 Pro forma Balance Sheet of Toledo Edison Company, together with journal entries (previously filed).

          FS-15 Pro forma Balance Sheet of FirstEnergy Corp. (stand-alone), together with journal entries (previously filed).

          There have been no material changes, not in the ordinary course of business, to the aforementioned balance sheets from March 31, 2005, to the date of this Application/Declaration.

ITEM 7.   INFORMATION AS TO ENVIRONMENTAL EFFECTS
          ---------------------------------------

          The proposed transactions do not involve "major federal actions significantly affecting the quality of the human environment" as set forth in
Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of the Applicants that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


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


                                   SIGNATURES

          Pursuant to the requirements of the 1935 Act, the undersigned companies have duly caused this amended and restated Application/Declaration to be signed on their behalves by the undersigned thereunto duly authorized.


                                     FirstEnergy Corp.
                                     Ohio Edison Company
                                     The Cleveland Electric Illuminating Company
                                     The Toledo Edison Company
                                     Pennsylvania Power Company


                                     By: /s/ Harvey L. Wagner
                                             ----------------
                                     Name:   Harvey L. Wagner
                                     Title:  Vice President and Controller

Date: July 18, 2005


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